IRREVOCABLE ADMINISTRATION TRUST AGREEMENT NO. F/589, DATED AS OF NOVEMBER 28. 2006 (THIS “TRUST”). ENTERED INTO BY AND BETWEEN SATELITES MEX1CANOS, S.A. DE C.V., REPRESENTED HEREIN BY MR. SERGIO MIGUEL ANGEL AUTREY MAZA (THE “COMPANY”), IN ITS CAPACITY AS SETTLOR AND BENEFICIARY, AND DEUTSCHE BANK MEXICO, S.A., INSTITUTION DE BANCA MULTIPLE, DIVISION FIDUCIARIA, REPRESENTED HEREIN BY ITS TRUST DELEGATE LIC. MIGUEL ESCUDERO BASURTO (THE “TRUSTEE”), IN ITS CAPACITY AS TRUSTEE, PURSUANT TO THE FOLLOWING:
CLAUSES
     Clause 1. Definitions.
     As used herein, the terms listed below shall have the following meanings (which shall be equally applied to the singular and plural forms of such terms):
     “Accession Instrument” means an instrument substantially in the form of Schedule 1.
     “Additional Nafin Shares” means, collectively, any and all shares of the corporate capital of the Company that are (i) distributed by the Company to Nafin as dividends or as a result of other corporate action of the Company including, without limitation, shares to be issued by the Company to Nafin in exchange for the Existing Nafin Shares pursuant to the Shareholders’ Resolutions, or (ii) subscribed by Nafin in connection with an increase of the Company’s corporate capital.
     “Additional Settlors” means Loral. Principia, Servicios and the Agent upon execution, after the date hereof, of an Accession Instrument in accordance with the terms of this Trust.
     “Additional Shares’’ means, collectively, any and all shares of the corporate capital of the Company that are (i) distributed by the Company to the Trustee as dividends or as a result of other corporate action of the Company including, without limitation, shares to be issued by the Company to the Trustee in exchange for the Existing Shares pursuant to the Shareholders’ Resolutions, (ii) subscribed and paid by the Trustee in connection with an increase of the Company’s corporate capital in accordance with Clause 8 or delivered to the Trustee by any of the Equity Settlors pursuant to Clause 8(c).
     “Advisor” means any investment banker, financial advisor, legal counsel, accountant and any other advisor.
     “Affiliate” means, in relation to any Person, any other Person that controls, is controlled by or is under the common control with such Person, it being understood that (i) control consists of the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or by any other means, and (ii) the terms “controlling” and “controlled” have meanings correlative to the foregoing.

     “Agency Agreement” means the Agency Agreement to be entered into by the Company and the Agent for the benefit of the beneficial holders from time to time of the Bondholder Shares (including any holders of interests in the Global Trust Certificate), substantially in the form set forth in Schedule 13, as same may be amended or supplemented from time to time.
     “Agent” means The Bank of New York or any successor agent under the Agency Agreement, acting as agent for the benefit of the beneficial holders from time to time of the Bondholder Shares (including any holders of interests in the Global Trust Certificate).
     “Approved Bank” means any of Credit Suisse, Morgan Stanley, Goldman Sachs, JPMorgan Chase, Citigroup, Merrill Lynch. UBS Investment Bank or NM Rothschild & Sons.
     “Approved Buyer” means a Buyer that is, or is controlled by (A) a leading international satellite or telecommunications company having a Net Worth of not less than US$1,000,000,000.00 (one billion Dollars), and/or (B) any of the Persons listed on Schedule 2 hereto; provided, however, that (whether or not otherwise qualifying as an Approved Buyer) no Person or group may be an Approved Buyer if such Person or group, or Affiliate thereof, has been indicted for a felony or charged (civilly or criminally) with a violation of securities Laws or regulations of the United States or Mexico during the five (5) years preceding the Effective Date. If the Approved Buyer is a Foreign Investor or its investment in the Company would be deemed a Foreign Investment, then the Approved Buyer must be part of a group (constituting a Buyer) with another Approved Buyer that is not a Foreign Investor, nor whose investment in the Company would be deemed a Foreign Investment.
     “Banking Act” means the Ley de Instituciones de Crédito.
     “Bankruptcy Court” means the United States Bankruptcy Court for the Southern District of New York.
     “Board of Directors” means the board of directors of the Company.
     “Bondholder Shares” means the Original Bondholder Shares and any Additional Shares issued in respect thereto or otherwise acquired by the Trustee for the benefit of the Agent or transferred by the Agent to the Trustee pursuant to the terms of this Trust.
     “Business Day” means any Day other than Saturdays, Sundays, any Day which is a holiday pursuant to the Federal Labor Law (Ley Federal del Trabajo) and any Day when banks are required or authorized to close in Mexico City, Federal District or New York NY.
     “Buyer” means a Person or group (within the meaning of Section 13(d)(3) of the Securities Exchange Act) that following a Change of Control is the beneficial owner of, and solely controls, shares of the Company representing not less than a majority of the Company’s corporate capital and not less than a majority of full voting shares of the

Company’s corporate capital (including the right to appoint or elect a majority of the members of the Board of Directors).
     “By-laws” means (i) prior to the Effective Date, the by-laws (estatutos sociales) of the Company in effect up to that date, and (ii) on and after the Effective Date, the by-laws (estatutos sociales) of the Company as amended pursuant to the Shareholders’ Resolutions, and as the same may be amended further or supplemented from time to time,
     “Certificate of Independence” shall have the meaning ascribed to that term in Clause 9(c)(i).
     “Change in Law” shall mean any change in the FIL and other Laws of Mexico permitting Foreign Investment to hold a majority voting ownership and control of the Company.
     “Change in Law Notice” shall have the meaning ascribed to that term in Clause 9(c).
     “Change of Control” shall have the meaning ascribed to that term in the SPSSN Indenture.
     “Chapter 11 Plan” means the First Amended Chapter 11 Plan of Reorganization of the Company, dated as of September 8, 2006, as confirmed by the Order of the Bankruptcy Court dated as of October 26, 2006, which Order has become final and non-appealable.
     “Circular 1/2005” means that certain Circular 1/2005, issued by Banco de México and published in the Official Gazette of the Federation on June 23, 2003, as amended or supplemented, which contains the “Rules to which Banking Institutions, Brokerage Houses, Insurance Institutions, Financing Institutions and Bank-non-banks (Sociedades Financieras de Objeto Limitado) that are involved in Trust Transactions are subject to”.
     “Committee” means either of the Technical Committee or the Voting Committee.
     “Company” has the meaning ascribed to that term in the heading of this Trust.
     “Day” means the twenty-four hour period beginning at 12:00 a.m. and ending at 11:59:59 p.m., official Mexico City. Federal District time.
     “Distributions” means any and all dividends, distributions, proceeds or other amounts paid in cash or in kind in respect of the Trust Shares.
     “Dollars” or “US$” means the lawful currency of the United States.
     “Effective Date” means the “Effective Date” of the Company’s Chapter 11 Plan, as confirmed in writing to the Trustee by the Company’s counsel.

     “Enterprise Value” shall have the meaning ascribed to that term in Clause 11(g).
     “Equity Settlors” means, collectively, Servicios, Loral Principia and the Agent, or their respective successors and assignees, provided that, as contemplated in clauses 3(b)(iv) and 23(b)(ii), by virtue of the execution by Servicios of its Accession Instrument, the Mexican Government will be appointed beneficiary (fideicomisario) of any and all of the rights of Servicios hereunder as an Equity Settlor, and for such purposes and to such extent, shall be considered as if it were an Equity Settlor hereunder.
     “Existing Bond Claim” means the claim of the holders of the Senior Notes equivalent to US$273,774,527.00 (two hundred seventy-three million seven hundred seventy four thousand five hundred twenty seven Dollars 00/100), resulting from US$180,000,000.00 (one hundred eighty million Dollars 00/100) in face amount of existing Senior Notes, plus 100% of all other amounts due in respect of the Senior Notes up to the Effective Date.
     “Existing Loral Shares” means 473,449 Class 1, Series C, Sub-series C-1 shares of the corporate capital of the Company, owned by Loral.
     “Existing Nafin Shares” means 2,500,000 Class II, Series N shares of the corporate capital of the Company, owned by Nafin.
     “Existing Principia Shares” means 133,281 Class I, Series C, Sub-series C-l shares of the corporate capital of the Company, owned by Principia.
     “Existing Servicios Shares” means (i) 2,550 Class I, Series A shares, (ii) 2,450 Class I, Series B shares, (iii) 2,598,450 Class II, Series A shares, (iv) 2,496,550 Class II, Series B shares, and (v) 2,400,000 Class II, Series N shares, of the corporate capital of the Company, owned by Servicios.
     “Existing Shares” means the Existing Servicios Shares, the Existing Loral Shares and the Existing Principia Shares, collectively.
     “FIL” means the Foreign Investment Law of Mexico (Ley de Inversion Extranjera), as amended or supplemented from time to time.
     “First Priority Senior Secured Notes” means the First Priority Senior Secured Notes due 2011, issued by the Company on the Effective Date.
     “Foreign Investment” has the meaning ascribed to that term in the FIL.
     “Foreign Investor” has the meaning ascribed to that term in the FIL.
     “Global Trust Certificate” shall have the meaning ascribed in Clause 3(e).
     “GLNICO” means the General Law of Negotiable Instruments and Credit Operations of Mexico (Ley General de Titulos y Operaciones de Crédito), as amended or supplemented from time to time.

     “Governmental Authority” means any government, whether federal, state or municipal, or any ministry, department, court, commission, board, branch, agency, institution or similar authority of any such government.
     “Independent” shall have the meaning ascribed to that term in Article Twentieth of the By-laws as amended pursuant to the Shareholders’ Resolutions.
     “Laws” shall mean all laws, treaties, regulations, standards, decrees, rules, decisions, judgments, orders, injunctions, interpretations, authorizations and directives issued by any Governmental Authority having jurisdiction over the matter in question and which are in effect at the time in question.
     “Lien” means a pledge, mortgage, usufruct, guaranty trust or any other encumbrance or charge on an asset or right.
     “Loral” means Loral Skynet Corporation, its successors or permitted assignees.
     “Loral Shares” means the Existing Loral Shares and any Additional Shares issued in respect thereto or otherwise acquired by the Trustee for the benefit of Loral or transferred by Loral to the Trustee pursuant to the terms of this Trust.
     “MBRA” means the Mexican Business Reorganization Act (Ley de Concursos Mercantiles).
     “Mexican Bankruptcy Court” has the meaning ascribed to that term in Clause 3(b)(i).
     “Mexican Government” means the Federal Government of Mexico, including, without limitation, any agency or instrumentality thereof.
     “Mexico” means the United Mexican States.
     “MHR” means MHR Fund Management LLC, its Affiliates or any of its affiliated funds.
     “Nafin” means Nacional Financiera, S.N.C., Institución de Banca de Desarrollo, Dirección Fiduciaria, as trustee under the Nafin Trust.
     “Nafin Shares” means the Existing Nafin Shares and any Additional Nafin Shares issued in respect thereto or otherwise acquired by Nafin or transferred by the Mexican Government to Nafin pursuant to the terms of the Nafin Trust.
     “Nafin Trust” means that certain Irrevocable Administration Trust Agreement No. 80501. dated November 28. 2006, entered into by and between Nacional Financiera, S.N.C., Institución de Banca de Desarrollo, Dirección de Inversión de Capital, as settlor, and Nafin, as trustee, as may be amended or supplemented from time to time, a copy of which is attached hereto as Exhibit 1.

     “Net Worth” means, with respect to any Person as of any date, the total of the amounts shown on the balance sheet of such Person and its consolidated subsidiaries, determined on a consolidated basis in accordance with U.S. GAAP, as of the end of the most recent fiscal quarter for which consolidated financial statements for such Person and its consolidated subsidiaries have been prepared prior to the taking of any action for the purpose of which the determination is being made, as (i) the par or stated value of all outstanding capital stock of such Person plus (ii) paid-in capital or capital surplus relating to such capital stock plus (in) any retained earnings or earned surplus less (iv) any accumulated deficit.
     “Next Satellite” means the next satellite to be placed into one of the Company’s existing orbital slots or any orbital slot obtained in exchange for any of the Company’s existing orbital slots.
     “Original Cash Contribution” means the amount of $10,000.00 (ten thousand Pesos 00/100).
     “Original Bondholder Shares” means 7,166,667 Class II. Series B shares and 29,395.833 Class II, Series N shares of the corporate capital of the Company, to be issued by the Company pursuant to the Shareholders’ Resolutions in exchange and capitalization of the Existing Bond Claim.
     “Parties” shall mean the Settlors and the Trustee, and their respective successors and permitted assignees in accordance with this Trust.
     “Permits” shall mean all permits, licenses, consents, decrees, exemptions, registrations, filings, approvals or other authorizations that must be obtained from, or should be granted by, or filed with, any Governmental Authority.
     “Permitted Investments” has the meaning ascribed to that term in Schedule 3.
     “Person” means any individual, corporation, partnership, joint venture, trust, unincorporated organization or other entity.
     “Pesos” or “$”means the lawful currency of Mexico.
     “Principia” means Principia, S.A. de C.V., its successors or permitted assignees.
     “Principia Shares” means the Existing Principia Shares and any Additional Shares issued in respect thereto or otherwise acquired by the Trustee for the benefit of Principia or transferred by Principia to the Trustee pursuant to the terms of this Trust.
     “Registration Rights Agreement” means the Registration Rights Agreement to be entered into by the Company for the benefit of certain beneficial holders from time to time of the Bondholder Shares (including any holder of interests in the Global Trust Certificate).
     “SCT” means the Ministry of Communications and Transportation (Secretaria de Comunicaciones y Transpores).

     “Second Priority Senior Secured Notes” means the Second Priority Senior Secured Notes to be issued by the Company on the Effective Date.
     “Securities Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.
     “Senior Notes” means the US$320,000,000 (three hundred twenty million Dollars 00/100) of 10-1/8% Unsecured Senior Notes due November 1, 2004, issued by the Company pursuant to a certain indenture dated as of February 2, 1998.
     “Series A Director” has the meaning ascribed to that term in Article Twentieth of the By-laws as amended pursuant to the Shareholders’ Resolutions.
     “Series B Director” has the meaning ascribed to that term in Article Twentieth of the By-laws as amended pursuant to the Shareholders’ Resolutions.
     “Servicios” means Servicios Corporativos Satelitales, S.A. de C.V., its successors or permitted assignees.
     “Servicios Proceeding” has the meaning ascribed to that term in Clause 3(b)(i).
     “Servicios Shares” means the Existing Servicios Shares and any Additional Shares issued in respect thereto or otherwise acquired by the Trustee for the benefit of Servicios or transferred by Servicios to the Trustee pursuant to the terms of this Trust.
     “Settlors” means the Company and any Additional Settlors.
     “Share Registry Book” means the book of nominative shares of the Company.
     “Shareholder Action Notice” has the meaning ascribed to that term in Clause 9(b)(i).
     “Shareholders’ Resolutions” has the meaning ascribed to that term in Clause 7(a).
     “SPSSN Indenture” means the indenture governing the Second Priority Senior Secured Notes, as amended or supplemented from time to time.
     “Technical Committee” has the meaning ascribed to that term in Clause 12(a)(i).
     “Transferee” has the meaning ascribed to that term in Clause 23(b)(i).
     “Transferee Accession Agreement” means an instrument substantially in the form of Schedule 4.
     “Trust” means this Irrevocable Administration Trust Agreement No. F/589, including its schedules and exhibits, all of which are incorporated by reference herein, and all amendments and supplements from time to time hereto or thereto.

     “Trust Assets” has the meaning ascribed to that term in Clause 5.
     “Trust Shares” means, collectively, (i) the Servicios Shares, (ii) the Loral Shares, (iii) the Principia Shares, and (iv) the Bondholder Shares.
     “Trustee” has the meaning ascribed to that term in the heading of this Trust.
     “United States” or “U.S.” means the United States of America.
     “Voting Committee” has the meaning ascribed to that term in Clause 12(b)(i).
     Clause 2. Creation of the Trust.
     a. The Company hereby creates this Trust with the Trustee and accordingly, pursuant to the terms hereof, it hereby delivers and transfers to the Trustee, for the purposes set forth herein, the Original Cash Contribution.
     b. The Trustee hereby acknowledges receipt of the Original Cash Contribution and accepts its appointment to act as trustee hereunder and agrees to perform its obligations pursuant to the terms and conditions set forth in this Trust.
     c. The Company makes to the Trustee, as of the date hereof, the representations and warranties set forth in Schedule 11.
     Clause 3. Additional Settlors.
     a. Loral and Principia. On or before the Effective Date but, in any event, simultaneously with the execution and delivery by Servicios of an Accession Instrument in accordance with Clause 3(b), each of Loral and Principia will execute and deliver to the Trustee an Accession Instrument and, pursuant to the terms thereof, will transfer and deliver to the Trustee, for the purposes set forth herein, all of its right, title and interest to its respective Existing Shares, free and clear of any Liens. By execution of the Accession Instrument each of Loral and Principia will (i) become a Party hereto as a Settlor and beneficiary under this Trust, and (ii) agree to be bound by the terms and conditions of this Trust, assuming all of the rights and obligations herein specified.
     b. Servicios. On or before the Effective Date, Servicios will execute and deliver an Accession Instrument and, pursuant to the terms thereof, will transfer and deliver to the Trustee, for the purposes set forth herein, all of its right, title and interest to the Existing Servicios Shares, free and clear of any Liens. By execution of the Accession Instrument Servicios will (i) become a Party hereto as a Settlor and beneficiary under this Trust, and (ii) will agree to be bound by the terms and conditions of this Trust, assuming all of the rights and obligations herein specified.
     In connection with the execution of the Accession Instrument by Servicios, the other Parties acknowledge and agree that:
          i. On December 30, 2005 the Mexican Government filed an involuntary petition to declare Servicios in concurso mercantil. The concurso mercantil proceeding (the “Servicios Proceeding”) is pending before the Second Federal District

Court for Civil Matters in Mexico City, Mexico (the “Mexican Bankruptcy Court”). On March 14, 2006 the Mexican Bankruptcy Court declared Servicios in concurso mercantil under the MBRA. On March 22, 2006 the Mexican Bankruptcy Court appointed Mr. Thomas S. Heather Rodríguez as conciliador in the Servicios Proceeding. On November 9, 2006 the Mexican Bankruptcy Court issued an order declaring Servicios in bankruptcy and on November 14, 2006 the Mexican Bankruptcy Court confirmed the appointment of Mr. Thomas S. Heather Rodríguez as síndico;
          ii. On November 24, 2006 the Mexican Bankruptcy Court issued an order authorizing Mr. Thomas S. Heather Rodríguez, as síndico in the Servicios Proceeding, to transfer to the Trustee the Existing Servicios Shares and execute and deliver an Accession Instrument to become a Party to this Trust on behalf of Servicios and its estate;
          iii. Pursuant to the order mentioned in the preceding paragraph, Mr. Thomas S. Heather Rodríguez is authorized to, and has all the powers and authority necessary to execute and deliver the Accession Instrument and to transfer and deliver on behalf of Servicios the Existing Servicios Shares to the Trustee as set forth hereunder, and for Servicios to assume thereby and be bound by the rights and obligations arising from this Trust; and
          iv. Pursuant to the Accession Instrument to be executed by Servicios, the Mexican Government will be appointed beneficiary (fideicomisario) of any and all of the rights of Servicios hereunder as an Equity Settlor, and for such purposes and to such extent, shall be considered as if it were an Equity Settlor hereunder.
     c. Agent. On the Effective Date, simultaneously with the execution of the Shareholders’ Resolutions, the Agent will execute and deliver to the Trustee an Accession Instrument and, pursuant to the terms thereof, the Trustee, for the purposes set forth herein, will receive all right, title and interest to the Original Bondholder Shares, free and clear of any Liens. By execution of the Accession Instrument, the Agent will (i) become a Party hereto as a Settlor and beneficiary under this Trust, and (ii) agree to be bound by the terms and conditions of this Trust, assuming all of the rights and obligations herein specified.
     d. Receipt. Receipt by the Trustee of (i) an Accession Instrument executed by Loral and Principia pursuant to Clause 3(a), (ii) an Accession Instrument executed by Servicios pursuant to Clause 3(b), and (iii) an Accession Instrument executed by the Agent pursuant to Clause 3(c) shall constitute receipt by the Trustee of the Existing Shares and the Original Bondholder Shares, as applicable, and, with respect to the Existing Shares, the Original Bondholder Shares and any Additional Shares issued in respect thereto, the Trustee agrees with the Settlors to exercise the powers vested upon it as a shareholder of the Company by applicable Laws and the By-laws, pursuant to the terms and conditions set forth in this Trust.
     e. Certificates. The Trustee may, at the request of any Settlor, issue and deliver to said Settlor or its agent a certificate evidencing its beneficial ownership in the Trust Shares. In addition, the Trustee shall, on the Effective Date and upon execution of the Accession Instrument by the Agent pursuant to Clause 3(c), issue and deliver to the Agent (or its agent, as set forth in such Accession Instrument), one or more such certificates evidencing the beneficial ownership in the Bondholder Shares in the form attached hereto as Schedule 14 (the “Global Trust Certificate”). Any certificate issued by the Trustee pursuant to the foregoing shall not constitute nor shall produce any effect as a negotiable instrument pursuant to the provisions of article 228-B, third paragraph, of the GLNICO or otherwise.
     Clause 4. Parties to the Trust.
     The following Persons are parties to this Trust, in their respective capacities as set forth below:

SETTLORS:	(i) The Company;
(ii) Loral and Principia, upon execution and delivery by each of an Accession Instrument and delivery of their respective Existing Shares pursuant to Clause 3(a);
(iii) Servicios, upon execution and delivery of an Accession Instrument and delivery of the Existing Servicios Shares pursuant to Clause 3(b); and
(iv) the Agent, upon execution and delivery of an Accession Instrument and receipt by the Trustee of the Original Bondholder Shares pursuant to Clause 3(c).

TRUSTEE:	Deutsche Bank México, S.A., Institución de Banca Múltiple, División Fiduciaria.

BENEFICIARIES:	(i) The Company, as it relates to the Original Cash Contribution and any other funds provided by the Company to the Trustee from time to time for the purposes set forth herein;
(ii) The Equity Settlors, in respect of the number of Trust Shares delivered by each of them to the Trustee, ratably in respect of Additional Shares otherwise received or acquired by the Trustee for the benefit of each of the Equity Settlors as herein provided and in respect of proceeds or any other assets received in respect of such Trust Shares; and
(iii) The Mexican Government, pursuant to and as contemplated in the definition of “Equity Settlors” in Clause 1 and in Clauses 3(b)(iv) and 23(b)(ii).
     Clause 5. Trust Assets.
     The estate of this Trust shall be comprised of the following assets, as such assets may be received by the Trustee from time to time (the “Trust Assets”):

     a. The Trust Shares;
     b. The Original Cash Contribution and any other funds provided by the Settlors to the Trustee from time to time in the manner and for the purposes set forth herein;
     c. Any instruments acquired with the Trust Assets and the proceeds, revenues or profits of, or any assets in substitution of, the Trust Assets, including any proceeds or revenues realized from the sale of the Trust Shares;
     d. The rights pertaining to the Trust Assets;
     e. The rights of the Trustee arising from, or in connection with, the Nafin Trust; and
     e. Any other assets and rights that, for any reason or under any circumstance, may be transferred to this Trust.
     Clause 6. Trust Purposes.
     The purposes of this Trust are:
     a. That the Trustee receives all right, title and interest to the Trust Shares; that the Trustee receives and credits for the benefit of each Equity Settlor (including the Mexican Government pursuant to and to the extent contemplated in the definition of “Equity Settlors” in Clause 1 and in Clauses 3(b)(iv) and 23(b)(ii)), any Distributions attributable to the respective Equity Settlor; and that the Trustee maintains the Trust Shares transferred or delivered to, or acquired by, the Trustee pursuant to the terms of this Trust for the benefit of the Equity Settlors (including the Mexican Government as provided above) as herein provided;
     b. That the Trustee exercises all corporate and economic rights relating to the Trust Shares pursuant to the terms of Clauses 8, 9 and 10 hereof:
     c. That the Trustee notifies Nafin of and performs the sale of the Trust Shares and distributes the proceeds realized from that sale, together with any other rights, cash or assets attributable to the respective Trust Shares, pursuant to the terms of Clause 11 hereof;
     d. That the Trustee receives, manages, invests and disposes all moneys and amounts conforming Trust Assets pursuant to the terms of this Trust;
     e. That the Trustee grants, and receives from the Equity Settlors, the proxies and general or special powers-of-attorney required for the attainment of the purposes of this Trust and for the defense of the Trust Assets;
     f. That the Trustee exercises its rights as a third party beneficiary (or otherwise) arising under or pursuant to the Nafin Trust, as necessary or advisable, to enforce the obligations of Nafin thereunder, but always in accordance with the terms and provisions of this Trust; and
     g. That the Trustee performs all such other actions as required or otherwise provided under this Trust.
     Clause 7. Shareholders’ Resolutions.
     a. Subject to (i) the transfer by Servicios, Loral and Principia of the Existing Shares to the Trustee pursuant to Clause 3(a) and 3(b), and (ii) the representation and vote by Nafin of the Existing Nafin Shares pursuant to the Nafin Trust, on the Effective Date the Trustee shall take all actions as may be necessary or otherwise required under applicable Law and the By-laws to pass, and shall pass, certain shareholders’ resolutions of the Company in the form set forth in Schedule 5 (the “Shareholders’ Resolutions”). The Trustee shall have the power and authority to issue and deliver any and all proxies and other instruments, including powers of attorney, as may be required under the By-laws or pursuant to applicable Law to pass the Shareholders’ Resolutions and otherwise to exercise the voting rights pertaining to the Existing Shares in accordance with the terms and conditions of this Trust.
     b. By execution and delivery by Loral, Principia and Servicios of an Accession Instrument pursuant to Clause 3(a) and 3(b), each of Loral, Principia and Servicios expressly authorizes and instructs the Trustee to vote the Existing Shares for the purposes set forth in the preceding paragraph, and to take whatever actions are necessary for the Shareholders’ Resolutions to be taken as set forth therein.
     c. Without limiting the generality of the provisions of this Clause 7, by execution and delivery by Loral, Principia and Servicios of an Accession Instrument pursuant to Clause 3(a) and 3(b), each of Loral, Principia and Servicios expressly authorizes and instructs the Trustee to (i) exchange its Existing Shares, and (ii) authorize an increase of the Company’s corporate capital by exchange of the Existing Bond Claim, in each case in accordance with and pursuant to the terms set forth in the Shareholders’ Resolutions. Furthermore, in connection with the increase of the Company’s corporate capital, each of Servicios. Loral and Principia also will expressly authorize and instruct the Trustee to waive, to the fullest extent permitted by applicable Law, its right of first refusal to subscribe for any shares issued as a result thereof.
     d. Upon execution and effectiveness of the Shareholders Resolutions, the Trustee shall deliver to each of the Equity Settlors (i) a copy, certified by the Secretary of the Board of Directors, of the entry in the Share Registry Book, showing the Trustee as the owner and holder of record of the Trust Shares, free and clear of any Liens, and (ii) a certificate evidencing the beneficial ownership of each of the Equity Settlors in the Trust Shares, which certificate shall not constitute nor shall produce any effect as a negotiable instrument pursuant to the provisions of article 228-B, third paragraph of the GLNICO or otherwise.
     e. Upon execution and effectiveness of the Shareholders’ Resolutions the legal and beneficial owners of the Company’s corporate capital shall be those set forth in Schedule 6.

     Clause 8. Additional Shares.
     a. The Equity Settlors agree that any Additional Shares shall be distributed to, subscribed, paid and/or otherwise acquired exclusively by the Trustee as the owner and holder of record of the Trust Shares for the respective benefit of each Equity Settlor. Consequently, the Equity Settlors agree not to directly subscribe, pay, receive and/or otherwise acquire any Additional Shares for themselves.
     b. In the event that a shareholders’ meeting of the Company is called or unanimous written resolutions of the Company’s shareholders are intended to be passed, in each case to address an increase of the Company’s capital stock, the Company shall (i) within 3 (three) Business Days after the publication of the call for the corresponding shareholders’ meeting in accordance with the By-laws or, (ii) at least 10 (ten) Business Days prior to the date proposed for any unanimous written resolutions of the Company’s shareholders, as applicable, provide written notice of such circumstance to each of the Equity Settlors and the Trustee to enable the Equity Settlors to instruct the Trustee in writing with regard to the exercise of the preferential subscription right in relation with such capital increase in accordance with Clause 8(c) below and the By - laws.
     c. In the event of an increase of the Company’s corporate capital in accordance with the By-laws, the Trustee shall subscribe and pay for the shares of the Company being issued as a result thereof pursuant to the written instructions of any interested Equity Settlor (or in the case of Servicios, by the Voting Committee) in the form of a Shareholder Action Notice. In this case, the Trustee, acting by proxy in accordance with the provisions of Clause 9(b) below, shall subscribe for the relevant shares, for the benefit of the corresponding Equity Settlor, and shall pay for such shares with funds delivered to the Trustee by the interested Equity Settlor for that specific purpose simultaneously with the delivery of the Shareholder Action Notice. To the extent that sufficient funds are not delivered to the Trustee as herein provided, the Trustee shall have no obligation to, and shall not subscribe any such shares and shall assume no liability to the Settlors for that reason. Any shares of the Company subscribed and paid by the Trustee following the instructions of any Equity Settlor (or in the case of Servicios, of the Voting Committee) pursuant to this Clause 8(c) shall, for purposes of this Trust, be deemed to be Additional Shares of said Equity Settlor. The Trustee shall not otherwise subscribe, pay and/or acquire any Additional Shares of the Company.
     d. If for any reason any Equity Settlor acquires or otherwise receives Additional Shares in contravention to the foregoing provisions, it agrees to and shall deliver to the Trustee, as soon as possible but in any event not later than 5 (five) Business Days following such acquisition or receipt one or more stock certificates representing the Additional Shares, duly endorsed “in property” in favor of the Trustee, free and clear of any Liens, and the Trustee shall then cause such transfer to be recorded in the Share Registry Book to evidence the Trustee as the owner and holder of record of the relevant Additional Shares.
     e. Any Distributions in the form of shares of the Company shall be acquired and maintained by the Trustee in the form of Additional Shares, for the ratable benefit of the Equity Settlors.

     Clause 9. Corporate Rights.
     a. The Trustee, as the owner and holder of record of the Trust Shares, shall have the broadest powers and authority to exercise any and all voting and other corporate and economic rights pertaining to the Trust Shares for any purpose set forth herein and for any and all matters reserved to shareholders of the Company under the By-laws or applicable Law; provided that exercise of such rights shall be made in accordance with and shall be subject to the terms of this Trust.
     b. Except for the matters specifically provided in Clause 7 and in paragraphs (c), (d) and (e) of this Clause 9:
          i. The exercise of all voting and other corporate and economic rights pertaining to the Trust Shares (other than the Servicios Shares) shall be effected by the Trustee by proxy issued to individuals designated by the Equity Settlors (other than Servicios) as herein provided. To this effect, each Equity Settlor (other than Servicios) shall provide notice to the Trustee specifying the name of the individual(s) (no more than two per Equity Settlor) to whom the Trustee is to issue a proxy in respect of the Trust Shares transferred by such Equity Settlor to the Trustee or otherwise acquired by the Trustee for the benefit of such Equity Settlor (each such notice, a “Shareholder Action Notice’’).
          ii. The exercise of all voting and other corporate and economic rights pertaining to the Servicios Shares shall be effected by the Trustee by proxy issued to individuals designated by the Voting Committee by means of a Shareholder Action Notice delivered to the Trustee for that purpose, which shall specify the name of the individual(s) (no more than two) to whom the Trustee is to issue a proxy in respect of the Servicios Shares.
          iii. Each Shareholder Action Notice shall be made in writing and shall be received by the Trustee no later than five (5) Business Days prior to (i) the scheduled date of any shareholders’ meeting of the Company (whether general or special), or (ii) the effective date of any unanimous written resolutions of the Company’s shareholders. The Trustee, as soon as practicable after receipt of the relevant Shareholder Action Notice, but in no event later than four (4) Business Days thereafter, shall make available at its offices the relevant proxy(ies) to the Settlors or the Voting Committee, as applicable.
     c. Notwithstanding anything to the contrary in this Clause 9, until receipt by the Trustee and the Company of a written notice from the Agent of the occurrence of a Change in Law (a “Change in Law Notice”), the Trustee shall vote all the Series A and Series B Trust Shares of the Company to appoint, remove or replace the members of the Board of Directors pursuant to the following rules:
          i. The Trustee shall vote all the Series A Trust Shares of the Company to appoint, remove or replace four (4) Series A Directors and, if applicable, their alternates, as follows:

               1. The Trustee shall vote all of the Series A Trust Shares to appoint one (1) Series A Director (and an alternate, if so instructed) as designated by Nafin in accordance with the provisions of the Nafin Trust, and thereafter the Trustee shall vote all of the Series A Trust Shares to remove or replace such Series A Director (and the alternate, if any) as designated by Nafin in accordance with such provisions; and
               2. The Trustee shall vote all of the Series A Trust Shares to appoint the remaining three (3) Series A Directors (and their alternates, if instructed) in accordance with the written instructions of the Voting Committee, and thereafter the Trustee shall vote all of the Series A Trust Shares to remove or replace such Series A Directors (and their alternates, if any) as per the written instructions of the Voting Committee.
          The Trustee shall not vote the Series A Trust Shares of the Company to appoint or support the appointment as a Series A Director of any individual who is not Independent and a Mexican national as evidenced pursuant to a certificate (the “Certificate of Independence”), issued by the appointees and their alternates, if any, confirming that such individuals are Independent and Mexican nationals, it being understood that such Certificate of Independence shall be sufficient evidence for the Trustee to vote the Series A Trust Shares as herein provided.
          ii. The Trustee shall vote all the Series B Trust Shares of the Company to appoint, remove or replace three (3) Series B Directors and, if applicable, their alternates, as follows:
               1. For so long as Loral, Principia or their Affiliates (excluding MHR in the case of Loral) are parties to this Trust and are the beneficial owners (individually or collectively) of all of the Existing Loral Shares and the Existing Principia Shares and/or any Additional Shares issued in respect thereto, the Trustee shall vote all of the Series B Trust Shares to appoint one (1) Series B Director (and an alternate, if so instructed) in accordance with the joint written instructions of Loral, Principia or their Affiliates (excluding MHR in the case of Loral), and thereafter the Trustee shall vote all of the Series B Trust Shares to remove or replace such Series B Director (and the alternate, if any) as per the joint written instructions of Loral and Principia or their Affiliates (excluding MHR in the case of Loral);
               2. In the event that Loral, Principia or their Affiliates (excluding MHR in the case of Loral) are no longer parties to this Trust or cease to be beneficial owners (individually or collectively) of all of the Existing Loral Shares and the Existing Principia Shares and/or any Additional Shares issued in respect thereto, the Trustee shall vote all of the Series B Trust Shares to remove (or caused to be removed) the Series B Director (and the alternate, if any) appointed pursuant to the preceding paragraph and shall vote all of the Series B Trust Shares to appoint a new Series B Director (and an alternate, if instructed) as per the written instructions of the Agent, and shall thereafter vote all of the Series B Trust Shares to remove or replace such Series B Director (and the alternate, if any) as per the Agent’s written instructions; and
               3. The Trustee shall vote all of the Series B Trust Shares to appoint the remaining two (2) Series B Directors (and their alternates, if instructed) in accordance with the written instructions of the Agent, and thereafter the Trustee shall vote all of the Series B Trust Shares to remove or replace such Series B Directors (and their alternates, if any) as per the written instructions of the Agent.
          iii. Any instructions by the Equity Settlors to the Trustee pursuant to this Clause 9(c), shall be in writing and shall be delivered to the Trustee no later than five (5) Business Days prior to (i) the scheduled date of any shareholders’ meeting called to address the appointment, removal or replacement of members of the Board of Directors, or (ii) the effective date of any unanimous written resolutions of the Company’s shareholders addressing such matters. Any such instructions issued in respect of the Series A Directors shall attach the corresponding Certificate of Independence.
          iv. In the event that the Trustee does not receive written instructions from any of the Equity Settlors (or, in the case of Servicios, from the Voting Committee) as required by this Clause 9(c), the Trustee shall affirmatively vote the relevant Trust Shares at any shareholders’ meeting called to address the appointment, removal or replacement of members of the Board of Directors, or shall execute any unanimous written shareholders’ resolutions addressing such matters, to reelect the last member(s) of the Board of Directors (and their alternates, if any) designated previously by such Equity Settlors (or, in the case of Servicios, by the Voting Committee) in accordance with the provisions of this Clause 9(c). For this purpose, Schedule 12 sets forth the names of the members of the Board of Directors to be appointed pursuant to the Shareholders’ Resolutions and the name of the Equity Settlor who shall be deemed to have appointed such members.
          v. The Series B Director appointed by the Trustee in accordance with the joint written instructions of Loral and Principia shall not (i) participate in, or have any access to the minutes of, any discussion or action concerning the sale of the Trust Shares as contemplated in Clause 11, or (ii) be a member of any Committee. Notwithstanding the foregoing, such Series B Director shall have such right to participate and to have access (subject to customary standards of recusal in the event of conflict of interest) if Loral and Principia or their respective Affiliates shall notify the Technical Committee in writing that neither Loral. Principia nor their respective Affiliates intends to offer or otherwise seek, directly or indirectly, to purchase the Trust Shares for a period of twelve (12) months thereafter. Said Series B Director may participate in, and have access to the minutes of, any discussion or action concerning the procurement of the Company’s Next Satellite (subject to the recusal of the Series B Director from (1) those discussions of the Board of Directors or any vote involving an evaluation of proposals submitted in response to the Company’s requests for proposals for the Next Satellite and (2) the decision as to which manufacturer will be awarded the contract for the Next Satellite).
     d. Upon receipt by the Trustee and the Company of a Change in Law Notice and a confirmation by the Company’s counsel of the occurrence of such event, the Trustee, pursuant to the terms of this Trust, within a period of one (1) year thereafter, shall call or cause to be called a general extraordinary meeting of the Company’s shareholders’ or, subject to the support of Nafin pursuant to the Nafin Trust, shall take or cause to be taken unanimous written resolutions of the Company’s shareholders and, in either case, shall affirmatively vote thereat all of the Trust Shares in order to approve and authorize the following actions, which each of the Equity Settlors hereby expressly authorizes and instructs the Trustee to approve and authorize:
          i. to the fullest extent permitted by the Change in Law, convert and exchange each Series N Trust Share of the Company then existing and held by the Trustee for the benefit of the Agent, Loral or Principia into one (1) common, full voting Series B Trust Share of the Company; provided, however, that to the extent that the Change in Law does not allow the full conversion and exchange of all of the Series N Trust Shares of the Company then existing and held for the benefit of the Agent, Loral or Principia, then the Series N Trust Shares held for the benefit of Agent shall be converted and exchanged first into full voting Series B Trust Shares to the extent permitted by the Change in Law and, thereafter, the Series N Trust Shares held by the Trustee for the benefit of Loral and Principia shall be ratably converted and exchanged for Series B Trust Shares to the extent permitted;
          ii. subject to the approval of Nafin by the vote of the Nafin Shares, convert and exchange each of the Series N Nafin Shares of the Company then existing and held by Nafin pursuant to the Nafin Trust into one (1) common, full voting Series A share of the Company;
          iii. amend the By-laws to take the form attached hereto as Schedule 7; and
          iv. replace the Board of Directors as required pursuant to Clause 9(e).
          For purposes of the foregoing, within a period of ninety (90) Days after receipt of a Change in Law Notice the Company shall request and/or make the necessary Permits from the proper Governmental Authorities in order for the Trustee to validly take the actions indicated above, it being, understood that the Trustee shall not be required to take any of the actions outlined in this Clause 9(d) unless and until all such Permits have been duly obtained and/or made as confirmed in writing by the Company’s counsel. To the extent reasonably required in connection with the obtainment of any Permit as provided above, the Equity Settlors shall support and assist the Company and shall provide any and all information required for that purpose.
     e. Notwithstanding anything to the contrary in this Clause 9, upon and after receipt of a Change in Law Notice by the Trustee, and once the actions in Clauses 9(d)(i) through 9(d)(iii) above have been taken and formalized, the Trustee shall vote all the Series A and Series B Trust Shares of the Company to appoint, remove or replace the members of the Board of Directors pursuant to the following rules:
          i. The Trustee shall vote all the Series A Trust Shares of the Company to appoint, remove or replace two (2) Series A Directors and, if applicable, their alternates, as follows:
               1. The Trustee shall vote all of the Series A Trust Shares to appoint one (1) Series A Director (and an alternate, if so instructed) as designated by Nafin in accordance with the provisions of the Nafin Trust, and thereafter the Trustee shall vote all of the Series A Trust Shares to remove or replace such Series A Director

(and the alternate, if any) as designated by Nafin in accordance with such provisions; and
               2. The Trustee shall vote all of the Series A Trust Shares to appoint the remaining Series A Director (and an alternate, if instructed) in accordance with the written instructions of the Voting Committee, and thereafter the Trustee shall vote all of the Series A Trust Shares to remove or replace such Series A Director (and the alternate, if any) as per the written instructions of the Voting Committee.
          The appointment of said Series A Directors shall be subject to the Independence conditions set forth in Clause 9(c)(i)(2).
          ii. The Trustee shall vote all the Series B Trust Shares of the Company to appoint, remove or replace five (5) Series B Directors and, if applicable, their alternates, as follows:
               1. For so long as Loral, Principia or their Affiliates (excluding MHR in the case of Loral) are parties to this Trust and are the beneficial owners (individually or collectively) of all of the Existing Loral Shares and the Existing Principia Shares and/or any Additional Shares issued in respect thereto, the Trustee shall vote all of the Series B Trust Shares to appoint one (1) Series B Director (and an alternate, if so instructed) in accordance with the joint written instructions of Loral, Principia or their Affiliates (excluding MHR in the case of Loral), and thereafter the Trustee shall vote all of the Series B Trust Shares to remove or replace such Series B Director (and the alternate, if any) as per the joint written instructions of Loral and Principia or their Affiliates (excluding MHR in the case of Loral);
               2. In the event that Loral, Principia or their Affiliates (excluding MHR in the case of Loral) are no longer parties to this Trust or cease to be beneficial owners (individually or collectively) of all of the Existing Loral Shares and the Existing Principia Shares and/or any Additional Shares issued in respect thereto, the Trustee shall vote all of the Series B Trust Shares to remove (or caused to be removed) the Series B Director (and the alternate, if any) appointed pursuant to the preceding paragraph and shall vote all of the Series B Trust Shares to appoint a new Series B Director (and an alternate, if instructed) as per the written instructions of the Agent, and shall thereafter vote all of the Series B Trust Shares to remove or replace such Series B Director (and the alternate, if any) as per the Agent’s written instructions; and
               3. The Trustee shall vote all of the Series B Trust Shares to appoint the remaining four (4) Series B Directors (and their alternates, if instructed) in accordance with the written instructions of the Agent and thereafter the Trustee shall vote all of the Series B Trust Shares to remove or replace such Series B Directors (and their alternates, if any) as per the written instructions of the Agent; provided, however, that at any time two (2) of the Series B Directors appointed by the Trustee as per the written instructions of the Agent pursuant to this Clause 9(e)(ii)(3) (and their alternates, if any) shall be Independent and any instructions issued by the Agent pursuant to the foregoing shall attach a Certificate of Independence pursuant to Clause 9(c)(i)(3), and the Trustee shall not vote the Series B Trust Shares of the Company pursuant to this Clause 9(e)(ii)(3) to appoint any Series B Directors if this requirement is not met.

          iii. Any instructions to the Trustee pursuant to this Clause 9(e) shall be made in accordance with the provisions of Clause 9(c)(iii).
          iv. The provisions of Clauses 9(c)(iv) and 9(c)(v) shall apply to the appointment of members of the Board of Directors pursuant to this Clause 9(e).
     f. For the matters specifically provided in Clause 7 and in paragraphs (c), (d) and (e) of this Clause 9, the Trustee shall act through its own delegates or attorneys- in-fact, or shall issue and deliver (or cause to be issued and delivered) all such proxies and other instruments, including powers of attorney, as may be required to exercise the voting rights of the Trust Shares, provided that the attorneys-in-fact appointed by the Trustee shall be individuals designated at the discretion of the Trustee but who shall not be directors, officers or employees of any of the Company or of the Equity Settlors.
     g. The Equity Settlors expressly acknowledge and agree that the Trustee shall assume no liability whatsoever to any of them, express or implied, for the exercise of the voting or other corporate rights pertaining to the Trust Shares in accordance with the provisions of this Clause 9.
     h. In the event that a shareholders’ meeting of the Company is called or unanimous written resolutions of the Company’s shareholders are intended to be passed, the Company shall (i) within 3 (three) Business Days after the publication of the call for the corresponding shareholders’ meeting in accordance with the By-laws or, (ii) at least 10 (ten) Business Days prior to the date proposed for any unanimous written resolutions of the Company’s shareholders, as applicable, provide written notice of such circumstance to each of the Equity Settlors and the Trustee.
     Clause 10. Distributions; Investment of Funds.
     a. Each Equity Settlor shall be entitled to receive and to retain any and all Distributions, except for Distributions in the form of shares of the Company, which shall be acquired and maintained by the Trustee for the benefit of the Settlors in the form of Additional Shares pursuant to Clause 8(e). To the extent that any such Distributions are delivered to the Trustee, the Trustee shall deliver the same to the Equity Settlors as soon as practicable but in no event later than two (2) Business Days following receipt thereof.
     b. The Trustee shall invest any and all monies and amounts received by it pursuant to this Trust only in Permitted Investments.
     Clause 11. Sale of the Trust Shares.
     a. The main purpose of this Trust is for the Trustee to sell the Trust Shares and, together with Nafin, the Nafin Shares, in a manner to maximize their aggregate value for the benefit of all of the Equity Settlors and, in the case of the Nafin Shares, for the benefit of Nafin. The Trustee shall not, and shall not have authority to, create any Lien on the Trust Shares, or any of them, except for a right to purchase the Trust Shares granted by the Trustee to a prospective purchaser of the Trust Shares in connection with a sale in accordance with the terms hereof.

     b. As soon as practicable following the execution of this Trust, the Technical Committee shall retain an Approved Bank as investment banker or financial advisor to market the Trust Shares and the Nafin Shares for sale as provided herein and in the Nafin Trust.
     c. None of the Trust Shares may be sold or otherwise transferred except in a sale of all and not less than all of the Trust Shares and the Nafin Shares. If the proposed sale of the Trust Shares does not meet the conditions of this paragraph, such sale shall be subject to the prior written approval of the Voting Committee and the Agent.
     d. Subject to the other provisions of this Clause 11, the Technical Committee is vested with the authority to determine when the Trust Shares shall be offered for sale, the method of such sale, and whether to recommend any proposed sale and, if applicable, submit any proposed sale for approval of the Voting Committee and the Agent to the extent herein provided. In any case, however, the Trust Shares shall be offered together with the Nafin Shares pursuant to a competitive auction process under which potential bidders shall be afforded access to all material information regarding the Company, it being understood that, prior to delivery of any information of the Company, any bidder or potential bidder must execute a confidentiality agreement with the Company substantially in the form attached hereto as Schedule 8; provided that any competitively sensitive information, senior executive arrangements and other similar information shall be provided in the final stages of such process on an equal basis for all bidders.
     e. For the avoidance of doubt, the Trust Shares may only be sold by the Trustee pursuant to a written recommendation of the Technical Committee as set forth in this Clause 11. Any such recommendation by the Technical Committee shall be accompanied by a fairness opinion of an Approved Bank that is independent of the Company. Any such recommendation by the Technical Committee shall be given to the Trustee, at least ninety (90) days prior to the date on which it is anticipated that the sale of the Trust Shares will occur, and the Trustee shall immediately, but in no event later than two (2) Business Days after receipt thereof, provide written notice of such recommendation to each Settlor.
     f. The Technical Committee may engage Advisors as it may reasonably deem appropriate for the sale or proposed sale of the Trust Shares and the Nafin Shares, including, without limitation, pursuant to Clause 11(b), the reasonable and documented fees and expenses of which shall be paid by the Company, to which the Company hereby agrees. Prior to engaging any Advisor, the Technical Committee shall cause the relevant Advisor to enter into a confidentiality agreement with the Company in terms substantially similar to those set forth in Schedule 8.
     g. Provided that (i) the proposed sale of the Trust Shares is for all and not less than all of the Trust Shares and the Trust Shares are to be sold together with all and not less than all of the Nafin Shares, (ii) the price per Trust Share and Nafin Share (whether Series A, Series B or Series N shares) is the same, and (iii) the price for the Trust Shares and the Nafin Shares is all payable in cash and in Dollars, no approval of the Equity Settlors shall be required for the sale of the Trust Shares; provided, however, that if such sale is consummated, or a binding agreement with respect to such sale is entered into, on or before the third 3rd anniversary of the Effective Date, the aggregate price for the Trust Shares and the Nafin Shares must be an amount that, together with the then principal amount outstanding under the First Priority Senior Secured Notes and the Second Priority Senior Secured Notes (collectively the “Enterprise Value”) shall be not less than US$500,000,000.00 (five hundred million Dollars) and, provided, further, that if such sale is consummated, or a binding agreement with respect to such sale is entered into, on or before the second (2nd) anniversary of the Effective Date for an Enterprise Value that is less than US$569,000,000.00 (five hundred sixty nine million Dollars), the Trust Shares and the Nafin Shares may be sold only upon the written recommendation of the Technical Committee following consultation with the SCT. If the proposed sale of the Trust Shares does not meet the conditions of this paragraph, such sale shall be subject to the approval of the Voting Committee and the Agent, provided that (x) the conditions in (i), (ii) and (iii) above shall in any event be met, and (y) consultation with the SCT shall always be required if applicable pursuant to the terms set forth above.
     h. Notwithstanding anything to the contrary set forth in this Clause 11, unless the Buyer is an Approved Buyer, the Trustee shall not effect the sale of the Trust Shares, in whole or in part, unless a purchase offer for the Second Priority Senior Secured Notes shall be consummated simultaneously with the sale of the Trust Shares, unless such purchase offer requirement is waived by the vote of holders of the Second Priority Senior Secured Notes pursuant to the SPSSN Indenture.
     i. No sale of the Trust Shares shall be made unless all Permits required to consummate the sale of the Trust Shares and/or the Nafin Shares have been obtained from, and/or made with, the proper Governmental Authorities, as confirmed in writing by counsel to the Company or counsel engaged by the Technical Committee. The Company and the Equity Settlors shall cooperate with the Trustee and Nafin as may be reasonably required to obtain and/or make such Permits at the expense of the Company.
     j. Once all the conditions set forth in this Clause 11 and otherwise necessary to effect the sale of the Trust Shares are met, the Technical Committee shall certify such circumstance in writing to the Trustee, and instruct the Trustee, in writing, to proceed with the sale of the Trust Shares. After receipt by the Trustee of such instructions, the Trustee shall deliver the stock certificates representing the Trust Shares to the Buyer and/or its Affiliate, duly endorsed “in property”; provided, however, that the Trustee shall only be authorized to deliver the stock certificates to the Buyer against receipt of payment in full of the purchase price. To the extent necessary, the Trustee shall have the authority to negotiate, execute and deliver a stock purchase or similar agreement to document the sale of the Trust Shares, which agreement shall be in form and substance acceptable to the Technical Committee. In any such agreement or document the Trustee shall not be required to make any representations or warranties in connection with the Company or the Trust Shares (other than with respect the Trustee’s record ownership of the Trust Shares and its power and authority to transfer the Trust Shares in accordance with this Trust) nor shall the Trustee assume any liability in connection with the transfer of the Trust Shares.
     k. The Trustee shall distribute to the Equity Settlors the proceeds realized from the sale of the Trust Shares, ratably to the number of Trust Shares delivered by each of the Equity Settlors to the Trustee or otherwise acquired by the Trustee for the benefit of each of the Equity Settlors as set forth in this Trust. The Trustee may not suspend, withhold or exercise a right of set-off with respect to any payment required to be made to or by it under this Trust.
     Clause 12. Committees.
     a. Technical Committee.
          i. The Trust will have a technical committee of three (3) persons (the “Technical Committee”).
          ii. The initial members of the Technical Committee are those indicated in Schedule 9 hereto. The initial term of such appointment shall be two (2) years as of the Effective Date, and to the extent necessary, shall renew automatically for an additional term of two (2) years.
          iii. Any subsequent appointment to the Technical Committee or any replacement of its members shall be effected as follows: (1) the Voting Committee shall have the authority to appoint two (2) of such members and any replacement thereof, and (2) the Agent shall have the authority to appoint the remaining member of the Technical Committee and any replacement thereof. In any event, any such subsequent appointment shall be for an initial term of two (2) years, and to the extent necessary, shall renew automatically for an additional term of two (2) years. Any replacement appointment shall be for the balance of the term being replaced.
          iv. The members of the Technical Committee appointed by the Voting Committee shall be Independent. Members of the Technical Committee may also be members of the Board of Directors.
          v. The Technical Committee will be primarily charged with effecting the sale of the Trust Shares in a manner to maximize their value pursuant to the provisions of Clause 11. The Technical Committee shall have other powers and authorities as expressly provided in this Trust and will have the power and authority to instruct the Trustee in all matters pursuant to Clause 11 not otherwise reserved to the Equity Settlors or the Voting Committee pursuant to the provisions of this Trust.
          vi. The Technical Committee also will be charged with using its best efforts to cause the Company to register under the U.S. Securities Act of 1933, as amended, the beneficial interests in the Trust represented by the Global Trust Certificate, should the Company be required to effect such registration pursuant to the Registration Rights Agreement.
     b. Voting Committee.
          i. The Trust will have a voting committee of three (3) persons and their respective alternates (the “ Voting Committee”).
          ii. The initial members of the Voting Committee are those indicated in Schedule 9 hereto. The initial term of such appointment shall be two (2) years as of the Effective Date, and to the extent necessary, shall renew automatically for an additional term of two (2) years.

          iii. Any subsequent appointment to the Voting Committee or any replacement of its members shall be approved by the members of the Technical Committee appointed by the Voting Committee, or otherwise appointed by majority of votes of the Series A Directors. In any event, any such subsequent appointment shall be for an initial term of two (2) years, and to the extent necessary, shall renew automatically for an additional term of two (2) years. Any replacement appointment shall be for the balance of the term being replaced.
          iv. The members of the Voting Committee shall be Independent.
     c. Common Provisions.
          i. All decisions entrusted to either Committee shall be taken by the favorable vote of the majority of its members.
          ii. The appointment or replacement of members of either Committee shall be made pursuant to a written notice delivered to the Parties hereunder, and any such appointment shall be effective upon receipt by the Trustee of the relevant notice.
          iii. Resolutions of either Committee shall be evidenced in writing and shall be signed by the majority of its members. There shall be attached to the file of any such resolutions copies of any documents submitted to such Committee for its review and any other documents such Committee may deem relevant.
          iv. Decisions and resolutions of the Technical Committee and the Voting Committee shall be notified in writing to the Settlors and the Trustee. Notices of such decisions and resolutions shall be made as soon as practicable after the date such decisions and resolutions are taken, but in no event later than two (2) Days thereafter.
          v. The members of either Committee will have no liability to any of the Settlors or the Trustee for any act or omission in connection with, arising out of, or relating to this Trust, or for any act or omission of any other Party to this Trust or of any third party that may result in the failure to achieve the purposes set forth in this Trust, provided that nothing hereunder shall release the members of either Committee from any claim, obligation, right, cause of action or liability due to. or arising out of, such members’ fault, gross negligence, willful misconduct or fraud.
     Clause 13. Trustee’s Liability; Protection of the Trust Assets; Representations and Warranties.
     a. The Trustee agrees to manage the Trust Assets, according to the terms of this Trust, to comply with its obligations and to exercise its rights hereunder pursuant to the terms hereof and as a good pater familias, according to applicable Laws.
     b. The Settlors agree that the Trustee will not be liable for any act or omission of any other Party to this Trust or of any third party that may result in the failure to achieve the purposes set forth in this Trust including, without limitation, the failure to receive written instructions or if any instructions are not delivered in accordance with the terms of this Trust.
     c. If the Trustee shall receive a judicial or other notice or claim with respect to this Trust or the Trust Assets, or if the Trustee shall have actual knowledge of any fact that may affect in any form the Trust Assets, the Trustee shall advise each of the Settlors in writing and forward a copy of any such notice or a description of any such fact to the Settlors no later than three (3) Business Days following the Day such notice shall have been received or the Day on which the Trustee shall have acquired such actual knowledge, as the case may be. In these cases, the Trustee shall have the obligation to grant to the Settlors (or to any Person designated in writing by them) the necessary powers-of-attorney to defend the Trust Assets against any legal claims, The Trustee shall not be liable for the acts of the attorneys-in-fact appointed by it in accordance with the foregoing or for the payment of the relevant fees and expenses. This provision shall be included in all powers of attorney granted by the Trustee.
     d. Should an urgent action be necessary to protect and maintain title to the Trust Assets, the Trustee shall initiate any immediate action as soon as practicable and as required to protect the Trust Assets and shall provide written notice to the Settlors of such circumstance as soon as possible but, in any event, no later than three (3) Business Days upon acquiring actual knowledge of the relevant circumstance, it being understood that the Company agrees to deliver to the Trustee, as soon as practicable, the necessary funds, and to reimburse all reasonable and documented costs and expenses incurred by the Trustee in connection with the initiation of the aforementioned action, in order for the Trustee to continue with such action. The Trustee shall not be liable for the act performed in accordance with this paragraph.
     e. The Trustee shall not be liable for any action it takes pursuant to the written instructions, notifications and/or notices given to it by the Settlors, the Technical Committee or the Voting Committee, as the case may be, to the extent any such Person or entity is entitled to give instructions to the Trustee pursuant to the terms of this Trust, and such instructions are given, in accordance with this Trust. The Trustee shall only be liable for its wrongful actions or if acting with gross negligence, bad faith or willful misconduct or other than in accordance with its obligations pursuant to this Trust. All instructions notifications and/or notices to the Trustee, shall be (i) addressed to Deutsche Bank Mexico, S.A., Institución de Banca Múltiple, División Fiduciaria (or any successor trustee) and make reference to this Trust; (ii) duly executed by an authorized individual of the Party giving such notice, whose signature shall be registered with the Trustee; (iii) complete and clear (indicating in detail amounts to be transferred, accounts or activities to be performed) and (iv) unless otherwise expressly provided hereunder, delivered at the address of Trustee set forth in Clause 22 of this Agreement at least 72 (seventy two) hours before the date on which the Trustee is required to act pursuant to the relevant instruction.
     f. To satisfy the purposes of this Trust, the Trustee shall have the following powers (which the Trustee agrees to exercise pursuant to the provisions of this Trust):
          i. The power to dispose of, and transfer, the Trust Assets with the broadest authority granted for acts of ownership pursuant to the third paragraph of

Article 2554 of the Federal Civil Code and the correlative provisions of the Civil Codes for the other States of Mexico and for the Federal District;
          ii. The power for lawsuits and collections, with all authorities that require a special clause in accordance with the first paragraph of Article 2554 and Article 2587 of the Federal Civil Code and the correlative provisions of the Civil Codes for the other States of Mexico and for the Federal District, being consequently empowered to promote or withdraw from amparo proceedings; to file criminal denunciations or withdraw therefrom; assist the Public Prosecutor (Ministerio Público) and grant pardons, if appropriate in accordance with the Law; to compromise and to submit to arbitration; to prepare and answer depositions; to challenge judges, to receive payments and carry out all acts expressly determined by the law;
          iii. The powers for acts of administration pursuant to the second paragraph of Article 2554 of the Federal Civil Code and the correlative provisions of the Civil Codes for the other States of Mexico and for the Federal District;
          iv. The power to accept, certify, issue, guarantee, grant and endorse or by any other means issue negotiable instruments, in terms of Article 9 of the GLNICO;
          v. The power to grant and revoke powers-of-attorney and proxies as may be required pursuant to the terms of this Trust; and
          vi. In general, the powers and authorities to carry out and perform all actions authorized by, or required under, this Trust or which may be a consequence thereof.
     g. Notwithstanding any other limitations to the Trustee’s liability hereunder, the Settlors agree that the Trustee shall not be liable for, or have any duty to ascertain, verify or inquire into any of the following:
          i. any representation or warranty made by the Settlors;
          ii. the contents of any certificate, report or other document delivered hereunder or in connection herewith; and
          iii. the performance and compliance by the Settlors of any of their covenants or agreements set forth herein.
     Clause 14. Indemnity.
     a. The Company agrees, whether or not the transactions herein contemplated are consummated, to indemnify and hold harmless the members of either Committee from against any and all liabilities, obligations, losses, damages, penalties, claims, actions, judgments, suits, costs and expenses (other than any taxes) incurred by any of them as a result of, or arising out of, or in any way related to, or by reason of, or in connection with any investigation, litigation or other proceeding or inquiry, in each case, related to (i) the performance of any provision of this Trust or the consummation of any transactions contemplated herein, or (ii) the failure by the Company to perform any of its obligations under this Trust.
     b. The indemnification obligations of the Company shall include, without limitation, the reparation of any damages that the members of either Committee may have suffered as a result of their participation in any of the transactions contemplated herein, as well as the reasonable and documented fees and disbursements of counsel selected by such members incurred in connection with any such investigation, litigation or other proceeding or in connection with enforcing the provisions of this Clause 14.
     c. The Company shall not be required to indemnify and/or hold harmless any of the members of either Committee to the extent that any liabilities, obligations, losses, damages, penalties, claims, actions, judgments, suits, costs, expenses and disbursements if suffered or incurred by reason of their fault, gross negligence, willful misconduct or fraud.
     d. The Company shall indemnify and hold the Trustee harmless as well as any of its fiduciary delegates, officers, employees and attorneys-in-fact of any and all liability, damage, obligation, liability, demand, claim, judicial ruling, transaction, request, expense and/or legal expense of any nature, including reasonable attorney’s fees, incurred in or resulting from, or imposed over, in connection with or as a consequence of acts of the Trustee in furtherance of the purpose of this Trust and the defense of the Trust Assets (unless caused by bad faith, gross negligence or willful misconduct by the Trustee) or by claims, fines, penalties or any other debt of any kind in connection with the Trust Assets or this Trust, either before administrative, judicial authorities or arbitration panels or any other instance, either local or federal, of Mexico or foreign.
     Clause 15. Mandatory.Provision Regarding the Trustee’s Liability.
     a. Pursuant to Article 106, XIX, b) of the Banking Act, the Trustee represents that it has explained clearly and without doubt to the Settlors, the terms, legal meaning and consequences of such article, which reads as follows:
“ARTICLE 106. It shall be prohibited to credit institutions:
XIX. When entering into the operations referred to in Section XV of Article 46 of this Law:
b) To respond to the settlors, principals or agents, of any breach by the debtors, for loans granted thereto, or on behalf’ of issuers, for securities acquired, unless it is due to their fault, as set forth in the last paragraph of article 356 of lhe General Law of Negotiable Instruments and Credit Operations, or to guarantee obtaining certain returns in connection with funds, the investment of which is requested therefrom.
If upon termination of the trust agreement, mandate or agency established to grant loans, any such loans shall have not been repaid by the debtors, the institution shall transfer them to the settlor or the beneficiary, as the ease may be, or to the representative or agent, without repaying any outstanding amounts.

Any agreement contrary to what is set forth in the two preceding paragraphs shall not have legal validity.
In any trust agreements, mandates or agencies, the prior paragraphs shall be inserted conspicuously as well as a representation from the institution to the effect that it has, clearly and without doubt, made its meaning be known to the persons from which it has received assets for investment.”
     b. In addition, pursuant to the provisions set forth in section 5.5 of Circular 1/2005, the relevant provisions of section 6 of such Circular 1/2005 are hereby transcribed for all relevant purposes:
     “6. PROHIBITIONS
     6.1. In the execution of trust agreements, the Trustees shall not be permitted to:
a)	Charge the trust estate prices different than those agreed at the time of arranging the corresponding transaction;

b)	Guarantee the payment of revenues or prices on funds the investment of which is entrusted to the trustee, and

c)	Carry out transactions in terms and conditions that are against their internal policies and the adequate financial practices (sanas prácticas financieras).
     6.2 Trustee Institutions shall not carry out transactions with securities, negotiable instruments or any other financial instrument, that does not comply with the specifications agreed in the corresponding Trust Agreement.
     6.3 The Trustee Institutions shall not enter into any type of Trust that they are not authorized, to execute pursuant to the laws and regulations to which they are subject to.
     6.4 The Trustee Institutions shall not, in any event, cover, with charge to the trust estate, the payment of any sanction imposed to such Trustee Institutions by any authority.
(...)
     6.6 The Trustee Institutions shall observe what is provided in articles 106 section XIX of the Banking Act, 103 section IX of the Securities Market Law (Ley del Mercado de Valores), 62 section VI of the General Law of Insurance Mutual Funds Institutions and Companies (Ley General de Instituciones y Sociedades Mutualistas de Seguros) and 60 section VI Bis of the Federal Law of Bond Institutions (Ley Federal de Instituciones de Fianzas), as applicable. ”

     Clause 16. Replacement Trustee.
     a. Subject to Clause 16(d) below, the Trustee (i) may resign at any time as trustee hereunder by means of a written notice delivered to each of the Settlors and the Technical Committee, or (ii) may be removed at any time by the Technical Committee with or without cause. Resignation or removal of the Trustee pursuant to the foregoing shall be made by means of a written notice delivered by the Trustee to the Settlors and the Technical Committee, in case of resignation, or by the Technical Committee to the Trustee, in case of removal, at least ninety (90) Days prior to the date intended for the resignation or removal to become effective.
     b. If the Trustee shall cease to act as trustee under this Trust due to an anticipated termination of its duties in accordance with paragraph (a) above, the Trustee shall promptly prepare a report containing account statements, balances and accounts related to the Trust Assets, and shall deliver such report to the Settlors and the Technical Committee within a period not exceeding thirty (30) Days following receipt of the resignation/removal notice. The Settlors and the Technical Committee shall have a term of 30 (thirty) Days to examine the report and formulate the corresponding request for clarifications. After such period has elapsed without any such clarification being requested by the Settlors or the Technical Committee, the report shall be deemed conclusive and approved if no observation has been raised.
     c. In any of the foregoing scenarios, the Technical Committee shall be entitled to appoint a successor trustee (who shall be a recognized Mexican banking institution) and shall make its reasonable best efforts to replace the Trustee within the aforementioned ninety (90)
calendar-day period; provided, however, that if no successor is appointed within such term, the Trustee shall continue acting as trustee under this Trust until such successor trustee is appointed and assumes all of the rights and obligations of the Trustee hereunder.
     d. The Trustee agrees to provide and execute all agreements, documents and instruments as may be necessary or otherwise required for the replacement trustee to assume all of the Trustee’s rights and obligations under this Trust and to take title to the Trust Assets.
     e. Any successor trustee shall have the same rights and obligations as the Trustee hereunder and shall be deemed the “Trustee” for all purposes of this Trust.
     Clause 17. Fees and Expenses of the Trustee.
     a. The Company agrees to pay to the Trustee the fees specified in the letter attached as Schedule 10 hereto, and all reasonable and documented out-of-pocket costs and expenses incurred or paid thereby in connection with the execution, administration, compliance with and discharge of its obligations hereunder, and the Trustee agrees to issue the relevant invoice to the Company against such payment.
     b. The Trustee acknowledges and agrees that it will look solely and exclusively to the Company for the payment of its fees hereunder and, therefore, it expressly agrees not to look to the Trust Assets and / or the Equity Settlors for any such payment. No Equity Settlor shall be liable for any delay or failure by the Company to pay the fees of the Trustee. Upon termination of this Trust, the Trustee shall, to the extent agreed with the Company, retain the Original Cash Contribution as partial payment of any fees and/or expenses outstanding hereunder. Notwithstanding the foregoing, if, upon the sale of the Trust Shares in accordance with Clause 11 above, the fees and/or expenses of the Trustee shall have remained unpaid by the Company for a period of thirty (30) days, the Trustee may retain from the proceeds of such sale any such unpaid fees and expenses before distributing such proceeds to the Equity Settlors as herein provided. No such retention of proceeds by the Trustee shall relieve the Company of its obligation to pay such fees and/or expenses and in such event the Company shall continue to be obligated to pay any such amount to the Trustee for distribution to the Equity Settlors as herein provided.
     Clause 18. Taxes.
     a. In the event that the Trust Shares are sold by Trustee pursuant to the provisions of this Trust, any and all taxes (including, without limitation, any income taxes, applied through a withholding or in any other manner, sales taxes, value added taxes, property taxes and asset taxes), contributions, fees, duties or assessments, of any nature, imposed on or with respect to the transfer of such shares as set forth therein, if any, shall be the responsibility of and, if applicable, payable by the relevant Equity Settlors (or, in the case of the Agent, the beneficiaries of the Global Trust Certificate) in accordance with the applicable Law at the time of such transfer. The Trustee shall not be responsible for the calculation, withholding and payment of any taxes, contributions, fees, duties or assessments except if required by applicable Law arising out of the sale of the Trust Shares.
     b. Notwithstanding anything to the contrary set forth herein, Trustee shall distribute to the Equity Settlors the proceeds realized from the sale of the Trust Shares as provided in Clause 1l(k) above, and may not deduct, withhold or exercise a right of set-off with respect to any payment required to be made to or by it under this Trust, unless a deduction of or withholding from such proceeds is required by Law, in which event the Trustee shall give notice of any such deduction of or withholding to the Technical Committee and Equity Settlors not later than thirty (30) days prior to the date that such proceeds are otherwise required to be distributed hereunder and shall make such deduction or withholding and remit the full amount so deducted or withheld but only if, and to the extent, required by Law.
     Clause 19. Reports; Inspections.
     a. For as long as this Trust remains in effect, the Trustee hereby agrees to provide to each of the Settlors monthly statements, within ten (10) Business Days after the end of each calendar month, with respect to the Trust Assets, as well as any investments with respect thereto.
     b. The Trustee agrees to provide to each of the Settlors all the information reasonably requested in writing by them in connection with this Trust and the Trust Assets and all information received by the Trustee from the Company in its capacity as holder of record of the Trust Shares.

     Clause 20. Duration.
     a. This Trust shall remain in full force and effect until sale of the Trust Shares and the distribution of the proceeds arising therefrom is performed pursuant to Clause 11, which shall be certified in writing by the Trustee to the Settlors.
     b. The Settlors hereby expressly and irrevocably waive any of the termination and revocation rights provided by Article 392, paragraphs II and VI, of GLNICO.
     c. Notwithstanding anything to the contrary set forth in this Clause 20, this Trust may be terminated at any time by written agreement of the Voting Committee and the Agent and, in this case, each of the Settlors and the Trustee shall be bound by any such termination upon receipt of a written notice thereof. In the event of termination of this Trust pursuant to the foregoing, title to the Trust Shares shall revert to the Equity Settlors pursuant to their respective contributions or as otherwise received or acquired by the Trustee for the benefit of the Equity Settlors as herein provided; provided that all Permits required to consummate the transfer of title to the Trust Shares have been obtained from, and/or made with, the proper Governmental Authorities.
     d. Notwithstanding anything to the contrary contained in this Trust, if the Effective Date shall not sooner occur and the Chapter 11 Plan shall be terminated in accordance with the terms thereof, then this Trust may be terminated by the Company upon notice to the Trustee.
     Clause 21. Amendments.
     a. This Trust may only be amended by written agreement of the Voting Committee, the Agent and the Trustee, and the Trustee shall execute any amendment to this Trust that is proposed in writing by the Voting Committee and the Agent unless such amendment has an impact on any of the rights and obligations of the Trustee arising herefrom, in which case the Trustee shall not be required to execute such amendment without the consent of the Trustee. Loral, Principia and Servicios shall be bound by any such amendment; provided, however, that any amendment having a disproportionate and material adverse impact on the Loral Shares or the Principia Shares shall require the prior written agreement of Loral or Principia, as applicable. The Company shall be bound by such amendment unless it has an adverse impact on any of its rights and obligations under this Agreement, in which case such amendment shall require the Company’s prior written consent.
     b. The Trustee shall execute any amendment to the Nafin Trust upon the written direction of the Voting Committee and the Agent, unless such amendment has an impact on any of the rights and obligations of the Trustee arising therefrom, in which case the Trustee shall not be required to execute such amendment without the consent of the Trustee. If any amendment to the Nafin Trust would have a disproportionate and material adverse impact on the Loral Shares or the Principia Shares, then such amendment shall require the prior written agreement of Loral or Principia, as applicable. If such amendment would have an adverse impact on rights and obligations of the Company under this Trust, then such amendment shall require the Company’s prior written consent. The Trustee shall not amend or otherwise agree to amend the Nafin Trust except in accordance with this Clause 21 (b).
     c. The Trustee shall notify Loral, Principia and the Company of any proposed amendment of this Trust or the Nafin Trust at least 10 Days prior to the execution thereof (unless Loral, Principia and the Company shall waive such notice in writing). If, within 3 Business Days after receipt of such notice, the Trustee does not receive notice from Loral or Principia stating that the proposed amendment has a disproportionate and material adverse impact on the Loral Shares or the Principia Shares or from the Company stating that the proposed amendment has an adverse impact on its rights or obligations under this Trust, the Trustee shall execute the proposed amendment. If, within the 3 Business Days period described above, the Trustee receives a notice from Loral or Principia stating that the proposed amendment has a disproportionate and material adverse impact on the Loral Shares or the Principia Shares or from the Company stating that the proposed amendment has an adverse impact on its rights or obligations under this Trust, then the Trustee shall not execute the proposed amendment until it receives a written approval from Loral, Principia and/or the Company, as applicable.
     Clause 22. Notices and Communications.
     a. All notices and other communications hereunder must be made in English, in writing and shall be (a) transmitted by hand delivery, (b) mailed by first class, registered or certified mail, postage prepaid, (c) transmitted by overnight courier or (d) transmitted by telecopy, confirm receipt requested, and in each case at the following addresses or fax numbers:

If to the Trustee:	Deutsche Bank México, S.A., Institución de Banca Múltiple, División Fiduciaria Blvd. Manuel Avila Camacho 40 – Piso 17 Col. Lomas de Chapultepec 11000 Mचxico, D.F., México
	Telephone:	+52 (55) 5201–8195 / 8061
	Facsimile:	+52 (55) 5201-8344
	Attention:	Lic. Miguel Escudero Basurto and/or Lic. Verónica Yepez Reyna

If to the Company:	Rodolfo Gaona #86 Col. Lomas de Sotelo México D.F. 11200 México
	Telephone:	+52 (55) 2629-5808
	Facsimile:	+52 (55) 2629-5895
	Attention:	General Counsel

with copies (which shall not constitute notice) to:

Milbank, Tweed, Hadley & McCloy LLP 1 Chase Manhattan Plaza New York, NY 10005

	Telephone:	(212) 530-5000
	Fax:	(212) 530-5219
	Attention:	Matthew S. Barr, Esq.

and to:	Galicia y Robles, S.C. Torre del Bosque Blvd. Manuel Avila Camacho 24 – Piso 7 Col. Lomas de Chapultepec 11000 México, D.F., México
	Telephone:	+52 (55) 5540-9200
	Fax:	+52 (55) 5540-9202
	Attention:	Francisco Fernández Cueto
     or to such other address or fax number as may be notified by the Company or the Trustee in writing from time to time.
     b. All notices and other communications hereunder to the Equity Settlors shall be made at. the addresses or fax numbers specified in each Accession Instrument or to such other address or fax number as may be notified by any Equity Settlor in writing from time to time. All instructions notifications and/or notices to the Trustee shall comply with the requirements set forth in Clause 13(e) of this Trust.
     Clause 23. Assignment.
     a. Subject to the provisions of this Clause 23, none of the Settlors may assign any of its rights and/or obligations under this Trust nor any beneficial interest in the Trust Shares, without prior written consent of the other Settlors, as applicable. The Trustee may only transfer its rights and obligations under this Trust pursuant to the provisions of Clause 16.
     b. Notwithstanding the provisions of Clause 23(a) above:
          i. Loral and Principia shall have the right to assign, totally or partially, their respective rights and obligations under this Trust by means of a written notice delivered to the other Parties; provided, however, that as a condition to such assignment the transferee (the “Transferee”) shall agree in writing to be bound by all of the terms and conditions of this Trust by executing a Transferee Accession Agreement. Upon delivery by the Transferee of an original executed copy of the Transferee Accession Agreement to the Parties hereunder, such Transferee shall be deemed to be a Party to this Trust and bound by all of its rights and obligations as if it had been an initial signatory hereof;
          ii. Notwithstanding anything in this Trust to the contrary, the Parties (other than Servicios) acknowledge and agree that as a result of the Servicios Proceeding and, more particularly, the quiebra of Servicios, by execution of an Accession Instrument by Servicios pursuant to the provisions of Clause 3(b), the Mexican Government will be appointed beneficiary (fideicomisario) of any and all of the rights of Servicios hereunder as an Equity Settlor, and for such purposes and to such extent, shall be considered as if it were an Equity Settlor hereunder. For the avoidance of doubt, all of the parties hereto (other than Servicios), hereby (or by virtue of the execution of their corresponding Accession Instrument) agree that upon execution of the Accession Instrument by Servicios, the Mexican Government will become a beneficiary (fideicomisario) hereunder;
          iii. Loral shall have the right to create any type of Liens on its rights under this Trust for the benefit of its creditors including, without limitation, the Bank of New York in its capacity as collateral agent for Loral’s 14% Senior Secured Cash-Pik Notes due 2015. To the extent necessary in connection with the creation and perfection of such Liens, the Trustee shall, at the request of Loral, issue and deliver to Loral a certificate evidencing the beneficial ownership in the Loral Shares then held by the Trustee pursuant to the terms set forth herein, it being understood that any such certificate shall not constitute nor shall produce any effect as a negotiable instrument (litulo de crédito) pursuant to the provisions of article 228-B, third paragraph, of the GLNICO, or otherwise; and
          iv. The Parties acknowledge that the interests of the holders of beneficial interests in this Trust evidenced by the Global Trust Certificate may be transferred by such holders and their respective transferees, successors and assigns, provided that such interests may be transferred only in accordance with the procedures for book entry transfers set forth in the Agency Agreement. The Parties acknowledge and agree that any such transfer does not require the prior written consent of or any notice to any of the other Parties.
     c. The Agent may assign its rights and obligations under this Trust to a successor Agent in accordance with the provisions of the Agency Agreement by means of a written notice delivered to the other Parties; provided, however, that as a condition to such assignment the successor Agent shall agree in writing to be bound by all of the terms and conditions of this Trust by executing a Transferee Accession Agreement. Upon delivery by the successor Agent of an original executed copy of the Transferee Accession Agreement to the Parties hereunder, such successor Agent shall be deemed to be a Party to this Trust and all of the rights and obligations hereunder applicable to the Agent shall be binding upon and inure to the benefit of the successor Agent.
     d. The Trustee shall not assign its rights under the Nafin Trust except upon agreement of the Voting Committee and the Agent; provided, however, that any assignment having an impact on any of the rights and obligations of the Trustee under the Nafin Trust or this Trust shall require the prior written agreement of the Trustee or having an adverse impact on the rights or obligations of the Company under this Trust shall require the prior written agreement of the Company or having a disproportionate and material adverse impact on the Loral Shares or the Principia Shares shall require the prior written agreement of Loral or Principia, as applicable. The Trustee shall notify Loral, Principia and the Company of any proposed assignment of its rights under the Nafin Trust at least 10 Days prior to the execution thereof (unless Loral, Principia and the Company shall waive such notice in writing). If, within 3 Business Days after receipt of such notice, the Trustee does not receive notice from Loral, Principia or the Company stating that the proposed assignment has a disproportionate and material adverse impact on the Loral Shares or the Principia Shares or from the Company stating that the proposed assignment has an adverse impact on its rights or obligations under this Trust, the Trustee may consummate such assignment. If, within the 3 Business

Days period described above, the Trustee receives a notice from Loral or Principia stating that the proposed assignment has a disproportionate and material adverse impact on the Loral Shares or the Principia Shares or from the Company stating that the proposed assignment has an adverse impact on its rights or obligations under this Trust, then the Trustee shall not consummate the proposed assignment until it receives a written approval from Loral, Principia and/or the Company, as applicable.
     Clause 24. Applicable Law; Jurisdiction.
     a. This Trust and the other documents that must be executed hereunder shall be governed by and construed in accordance with the applicable laws of Mexico City, Federal District, Mexico.
     b. For everything concerning the interpretation and performance of this Trust and the other documents to be granted hereunder, the Parties expressly submit themselves to the exclusive jurisdiction of the competent courts for Mexico City, Federal District, Mexico, and expressly waive any other jurisdiction that may correspond to them by virtue of their present or any other future domiciles or otherwise.
     Clause 25. No Third Party Beneficiaries.
     This Trust shall be solely for the benefit of the Parties, and no other Person or entity shall be a third-party beneficiary hereof.
     Clause 26. Language.
     This Trust is being executed simultaneously in Spanish and English. In the event of any discrepancies between both versions or for interpretation purposes, the Spanish version shall control.
     Clause 27. Headings.
     The headings of the Clauses of this Trust are inserted for convenience only and shall not affect the interpretation hereof.
     Clause 28. Counterparts.
     This Trust may be executed in one or more counterparts, each of which shall be deemed an original and all of which shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page by telecopier shall be effective as delivery of a manually executed counterpart.
     Clause 29. Entire Agreement.
     This Trust, including the schedules and exhibits hereto, constitutes the complete agreement and understanding between the Parties to this Trust with respect to the subject matter hereof and supersedes all prior and contemporaneous negotiations, agreements and understandings with respect to the subject matter hereof. The provisions of this Trust shall be interpreted in a reasonable manner to effect the intent of the Parties. In the event that any provision of this Trust conflicts with any schedules or exhibits hereto, the provisions of this Trust shall be controlling.
     Clause 30. Release.
     By execution of this Agreement, the Parties acknowledge and agree that none of the members of the Board of Directors, officers or representatives of the Company shall have or assume any liability in respect of the Company’s obligations arising from the execution of this Trust under the provisions of Article 233, in relation with Article 229, paragraph (V), of the General Law of Commercial Organizations (Ley General de Sociedades Mercantiles). Consequently, each of such persons is released from such liability, with the broadest release that may be granted pursuant to applicable law, without any of the Parties reserving any action against them for such liability, which is hereby expressly and irrevocably waived

     IN WITNESS WHEREOF, the Parties execute this Trust through their duly authorized representatives, on the date indicated in the heading to this Trust.

Satélites Mexicanos, S.A. de C.V.		Deutsche Bank México, S.A., Institución de Banca Múltiple, División Fiduciaria

By:	/s/ Sergio Miguel Angel Autrey Maza	By :	/s/ Lic Miguel Escudero Basurto

Name: Sergio Miguel Angel Autrey Maza		Name: Lic Migurl Escudero Basurto
Title: Attorney-in-fact		Title: Trust Delegate